Exhibit 99.1

For Release

RRSAT GLOBAL COMMUNICATIONS ANNOUNCES THAT
PRIVATE EQUITY FIRM ENTERED AGREEEMENTS TO
ACQUIRE 20% STAKE IN THE COMPANY

Viola Group Entered Agreements to Acquire 13% of RRsat's Shares From
Kardan and 7% of RRsat's Shares From RRsat's Founder, Director and
Former CEO for Approximately $8 Per Share

Airport City Business Park, Israel – April 23, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industries, announced today that Viola Group, a leading innovative private equity investment group focused on technology based growth opportunities in Israel with close to $2 billion under management, entered into agreements with two of RRsat’s principal shareholders to acquire approximately 20% of RRsat's outstanding shares for a price per share of approximately $8.

On April 4, 2013, Viola Group entered into a series of agreements to acquire approximately 13% of RRsat’s shares from Kardan Communications Ltd. and approximately 7% of RRsat’s shares from David Rivel, RRsat’s founder, director and former Chief Executive Officer. Following the consummation of the transactions, Kardan will continue to own approximately 11% of RRsat’s shares and David Rivel will continue to own approximately 5% of RRsat’s shares. RRsat is not a party to the agreements and is not issuing Viola Group any new shares in the transactions.

In connection with the transactions, Viola Group has also entered into shareholders agreements with each of Kardan, David Rivel and Del-Ta Engineering Equipment Ltd., the holder of approximately 39% of RRsat’s shares.

Consummation of each of the transactions is subject to various conditions precedent, including regulatory approvals.

"These agreements represent a significant vote of confidence by a leading private equity investment group led by an experienced team focused on technology growth opportunities in Israel," commented Avi Cohen, RRsat's Chief Executive Officer. "These agreements help improve the diversification of our shareholder base, adds another large and sophisticated shareholder and demonstrates confidence in our business. We look forward to working with them for the benefit of all our shareholders."

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high- quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide. RRsat also offers contribution services for sports, news and events. In  addition, more than 130 television and radio channels use RRsat’s advanced production  and playout centers comprising comprehensive media asset management services. Visit the company's website  www.rrsat.com.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) guidance for revenue and margins for the first quarter of 2013 and guidance for full year 2013 revenues or any future periods; (ii) our expectations and ability to strengthen our offering and capabilities in order to allow us to accelerate our growth; (iii) our expectations to generate higher margins from our sports and events business compared to our other businesses ; (iv) our expectation that our sports and events business will be a major contributor to our growth and that the demand for this type of content will continue to increase globally; (v) our expectation and ability to further improve our margins over time by changing our product mix, coupled with more value-added services and better utilization of our infrastructure; (vi) our ability to continue to experience strong interest in our services, leading to new customer wins for our digital media broadcasting services and to report future successes; (vii) our expectation that our backlog will materialize into revenue on the projected timeline and (viii) our ability to continue to benefit from a strong business model, featuring a notable percentage of recurring revenues, long-term contracts, high renewal rate, a multi-year backlog, and strong free cash flow. our expectation that the transactions contemplated by Viola Group, Kardan, David Rivel and Del-Ta Engineering will be consummated as publicly announced and in a timely manner These forward- looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

The information in this press release concerning the contemplated transactions is based on information publicly announced by Viola Group, Kardan Communications Ltd. and Del-Ta Engineering Equipment Ltd. and has not been independently verified by RRsat.

Company Contact Information: Shmulik Koren, CFO
Tel: +972 3 928 0777
Email: investors@rrsat.com

Investor Relations Contacts:
Brett Maas, Hayden IR
Tel: 646-536-7331
brett@haydenir.com
or
Miri Segal-Scharia
MS-IR LLC
Tel: 917-607-8654
msegal@ms-ir.com